Mail Stop 4-6

May 26, 2005

Mr. Robert Kimball
Vice President, Legal and Business Affairs,
   General Counsel and Corporate Secretary
RealNetworks, Inc.
12601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

Re:	RealNetworks, Inc.
	Post-effective Amendment No. 3 to
	Registration Statement on Form S-3 filed May 6, 2005
	File No. 333-108777

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-23137

Dear Mr. Kimball:

      This is to advise you that we have limited our review of the above registration statement and periodic filings to the matters addressed in the comments below. No further review of the registration statement and periodic filings has been or will be made.
All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form S-3 filed May 6, 2005

Where You Can Find More Information

1. We note that subsequent to your filing of this post-effective amendment you filed a Form 8-K on May 11, 2005 and your Form 10-Q for the quarter ended March 31, 2005. Please revise to incorporate by reference these filings. We are aware of H.69 of our July 1997 Manual of Publicly Available Telephone Interpretations. However, your filing does not appear to contain text contemplated by this interpretation.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

2. We note your qualifying statement in the last paragraph of this section. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

3. We note your disclosure that "there were no significant changes in
[your] internal controls."  Please note that Item 308 of
Regulation
S-K requires the disclosure of "any" change in your internal controls
that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. Please advise us whether there were any changes in your internal controls during the quarter ended December 31,
2004
required to be disclosed under Item 308.

Form 10-Q for the quarter ended March 31, 2005

Item 4. Controls and Procedures

4. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission`s rules and forms. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are effective with respect to the foregoing requirement.
Please see Rule 13a-15(e) of the Exchange Act for additional guidance.



*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Patrick J. Schultheis, Esq.
	Christian E. Montegut, Esq.
	Wilson Sonsini Goodrich & Rosati
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
	Telephone: (206) 883-2500
	Facsimile:  (206) 883-2699